Techprecision Corporation
                                 One Bella Drive
                              Westminster, MA 01473

                               September 13, 2006

Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3561
Attention:    John Reynolds, Esq. Assistant Director

                           Re: Techprecision Corporation.
                               Form 10-KSB for year ended December 31, 2005
                               File No. 000-51378
                               -------------------------------------------------

Ladies and Gentlemen:

      Techprecision Corporation (the "Company"), is filing amendment No. 1 to its form 10-KSB for the year ended December 31, 2005, in response to the comments of the staff of the Commission in comments 103, 104 and 105 of its letter of comments dated May 25, 2006. Set forth below is the Company's response to Commission's comments.

Form 10-KSB for the fiscal year ended December 31, 2005 General
---------------------------------------------------------------

103. Revise the Form 10-KSB financial statements and notes thereto to conform to the applicable changes to the Form SB-2.

      The financial statements that were filed with the Form 10-KSB for the fiscal year ended December 31, 2005 have been revised to conform with the staff's comments relating to the registration statement on Form SB-2.

Cover Page
----------

104. Supplementally provide the basis for the following statement on the cover page of the Form l0-KSB -- "The aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $75,000 as of March 31, 2006"

      The sentence on the cover page of the Form 10-KSB for the year ended December 31, 2005 has revised to read as follows: "The aggregate market value of the registrant's common stock held by non-affiliates of the registrant is not determinable since there is no market for the common stock."

Item 8A. Controls and Procedures, page 19
-----------------------------------------

105. Please reference the third sentence of this section: "Based on their evaluation, the chief executive officer and chief financial, officer concluded that our disclosure controls and procedures are effective in alerting them to material information that is required to be included in the -reports that we file or submit under the Securities Exchange Act of 1934." Please revise the sentence to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act, Rule 13a-15(e).

Securities and Exchange Commission
September 13, 2006
Page 2


      The requested change was made in the amendment to the Form 10-KSB for the year ended December 31, 2005.



                                             Very truly yours,


                                             /s/ James G. Reindl
                                             ------------------------------
                                             James G. Reindl
                                             Chief Executive Officer